Exhibit 99.1

Press Release, 2 August 2018

Interxion Reports Second Quarter 2018 Results

Continuing Strong Demand Drives 15% Y/Y Revenue Growth

AMSTERDAM 2 August 2018 – InterXion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, announced its results today for the three months ended 30 June 2018.

Financial Highlights*

•	Revenue increased 15% to €138.8 million (2Q 2017: €120.8 million).

•	Recurring revenue[1] increased 16% to €131.7 million (2Q 2017: €113.4 million).

•	Net income decreased 94% to €0.6 million (2Q 2017: €9.7 million) and was impacted by €11.2 million (pre-tax) of one-off charges related to the recently completed refinancing.

•	Adjusted EBITDA[2] increased by 17% to €63.4 million (2Q 2017: €54.3 million).

•	Adjusted EBITDA margin increased to 45.7% (2Q 2017: 45.0%).

•	Adjusted net income[2] decreased by 6% to €8.9 million (2Q 2017: €9.4 million), which includes higher share-based payment charges.

•	Earnings per diluted share decreased by 94% to €0.01 (2Q 2017: €0.13) and was impacted by one-off charges related to the recently completed refinancing.

•	Adjusted earnings[2] per diluted share decreased by 6% to €0.12 (2Q 2017: €0.13).

*

Certain comparative figures for the three months and six months ended 30 June 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018, and note 12 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 2 August 2018.

Press Release, 2 August 2018

•	Capital expenditures, including intangible assets[3], were €120.5 million (2Q 2017: €56.4 million).

•	Refinanced €875 million of secured debt with €1 billion in unsecured Senior Notes due 2025 and a new €200 million unsecured revolving credit facility.

Operating Highlights

•	Equipped space increased by 3,700 square metres in the second quarter to 132,600 square metres.

•	Revenue generating space increased by 2,100 square metres in the second quarter to 106,200 square metres.

•	Utilisation rate at the end of the second quarter was 80%.

•	During the second quarter, Interxion completed the following capacity additions:

•	1,200 sqm expansion in Dublin;

•	900 sqm data centre in Copenhagen;

•	500 sqm expansion in Paris;

•	400 sqm expansion in Vienna;

•	400 sqm expansion in Marseille; and

•	300 sqm expansion in Stockholm.

“Interxion continues to experience strong demand across markets and segments, driven by the digitisation of enterprise processes and consumer services,” said David Ruberg, Interxion’s Chief Executive Officer. “We are investing to expand capacity in our highly-connected data centres to meet the substantial demand that we are seeing from the major Cloud platforms and content providers and to grow the communities that are starting to form around them. Our recent refinancing provides us with the flexibility to maintain our strategic position and attractive returns profile.”

Press Release, 2 August 2018

Quarterly Review

Revenue in the second quarter of 2018 was €138.8 million, a 15% increase over the second quarter of 2017 and a 4% increase over the first quarter of 2018. Recurring revenue was €131.7 million, a 16% increase over the second quarter of 2017 and a 4% increase over the first quarter of 2018. Recurring revenue in the second quarter represented 95% of total revenue. On a constant currency4 basis, revenue in the second quarter of 2018 was 16% higher than in the second quarter of 2017.

Cost of sales in the second quarter of 2018 was €53.7 million, a 12% increase over the second quarter of 2017 and a 2% increase over the first quarter of 2018.

Gross profit was €85.1 million in the second quarter of 2018, a 17% increase over the second quarter of 2017 and a 5% increase over the first quarter of 2018. Gross profit margin was 61.3% in the second quarter of 2018, compared with 60.3% in the second quarter of 2017 and 60.6% in the first quarter of 2018.

Sales and marketing costs in the second quarter of 2018 were €9.6 million, a 16% increase over the second quarter of 2017 and a 10% increase from the first quarter of 2018.

Other general and administrative costs (excluding depreciation and amortisation, share-based payments and M&A transaction costs) were €12.1 million in the second quarter of 2018, a 17% increase over the second quarter of 2017 and a 5% increase from the first quarter of 2018.

Depreciation and amortisation in the second quarter of 2018 was €32.2 million, an increase of 18% from the second quarter of 2017 and a 9% increase from the first quarter of 2018.

Operating income in the second quarter of 2018 was €26.3 million, an increase of 8% from the second quarter of 2017 and a 2% decrease from the first quarter of 2018.

Press Release, 2 August 2018

Net finance expense in the second quarter of 2018 was €22.9 million. On 18 June 2018, Interxion completed a refinancing transaction, issuing €1,000.0 million of 4.75% Senior Notes due 2025 and entering into a €200.0 million unsecured multi-currency revolving credit facility. The proceeds of the notes issue were used to redeem the €625.0 million 6.00% Senior Secured Notes due 2020 and repay €250 million drawn under Interxion’s revolving credit facilities. Interxion recognized €11.2 million of one-time charges related to these transactions. Excluding the finance expense associated with the refinancing transactions, net finance expense in the second quarter was €11.7 million, an increase of 7% over the second quarter of 2017 and an increase of 3% over the first quarter of 2018.

Income tax expense for the second quarter of 2018 was €2.8 million, a 25% decrease compared with the second quarter of 2017 and a 27% decrease from the first quarter of 2018.

Net income was €0.6 million in the second quarter of 2018, a 94% decrease over the second quarter of 2017 and a 95% decrease from the first quarter of 2018, reflecting the impact of the finance expense relating to the refinancing transactions discussed above.

Adjusted net income was €8.9 million in the second quarter of 2018, a 6% decrease over the second quarter of 2017 and a 26% decrease from the first quarter of 2018.

Adjusted EBITDA for the second quarter of 2018 was €63.4 million, a 17% increase over the second quarter of 2017 and a 4% increase over the first quarter of 2018. Adjusted EBITDA margin was 45.7% in the second quarter of 2018, compared with 45.0% in the second quarter of 2017 and 45.5% in the first quarter of 2018.

Net cash flows from operating activities were €31.6 million in the second quarter of 2018, compared with €35.7 million in the second quarter of 2017 and €34.6 million in the first quarter of 2018.

Cash generated from operations5 was €55.1 million in the second quarter of 2018, compared with €40.6 million in the second quarter of 2017 and €58.1 million in the first quarter of 2018.

Press Release, 2 August 2018

Capital expenditures, including intangible assets, were €120.5 million in the second quarter of 2018, compared with €56.4 million in the second quarter of 2017 and €96.2 million in the first quarter of 2018.

Cash and cash equivalents were €133.6 million at 30 June 2018, compared with €38.5 million at year end 2017.

Total borrowings, net of deferred financing fees, were €1,079.8 million at 30 June 2018, compared with €832.6 million at year end 2017.

Equipped space at the end of the second quarter of 2018 was 132,600 square metres, compared with 117,000 square metres at the end of the second quarter of 20176 and 128,900 square metres at the end of the first quarter of 2018. Revenue generating space at the end of the second quarter of 2018 was 106,200 square metres, compared with 95,000 square metres at the end of the second quarter of 2017 and 104,100 square metres at the end of the first quarter of 2018. Utilisation rate, the ratio of revenue-generating space to equipped space, was 80% at the end of the second quarter of 2018, compared with 81% at the end of the second quarter of 2017 and 81% at the end of the first quarter of 2018.

Press Release, 2 August 2018

Business Outlook

Interxion today is reaffirming guidance for Revenue and Adjusted EBITDA and updating guidance for full year 2018 for Capital expenditures (including intangibles):

Revenue	€553 million – €569 million
Adjusted EBITDA	€250 million – €260 million
Capital expenditures (including intangibles)	€365 million – €390 million

Conference Call to Discuss Results

Interxion will host a conference call today at 8:30 a.m. EDT (1:30 p.m. BST, 2:30 p.m. CEST) to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-966-1396; callers outside the U.S. may dial direct +44 (0) 2071 928 000. The conference ID for this call is INXN. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 18 August 2018. To access the replay, U.S. callers may dial toll free 1-866-331-1332; callers outside the U.S. may dial direct +44 (0) 3333-009-785. The replay access number is 3174258.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions,

Press Release, 2 August 2018

significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, delays in remediating the material weakness in internal control over financial reporting and/or making disclosure controls and procedure effective, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”).

Interxion does not assume any obligation to update the forward-looking information contained in this report.

Non-IFRS Financial Measures

Included in these materials are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) Adjusted EBITDA; (ii) Recurring revenue; (iii) Revenue on a constant currency basis; (iv) Adjusted net income; (v) Adjusted basic earnings per share; (vi) Adjusted diluted earnings per share and (vii) Cash generated from operations.

Other companies may present Adjusted EBITDA, Recurring revenue, Revenue on a constant currency basis, Adjusted net income, Adjusted basic earnings per share, Adjusted diluted earnings per share and Cash generated from operations differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net income”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

Press Release, 2 August 2018

Adjusted EBITDA, Recurring revenue and Revenue on a constant currency basis

We define Adjusted EBITDA as Operating income adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•

Depreciation and amortisation – property, plant and equipment and intangible assets (except goodwill) are depreciated on a straight-line basis over the estimated useful life. We believe that these costs do not represent our operating performance.

•

Share-based payments – represents primarily the fair value at the date of grant of employee equity awards, which is recognised as an expense over the vesting period. In certain cases, the fair value is redetermined for market conditions at each reporting date, until the final date of grant is achieved. We believe that this expense does not represent our operating performance.

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•

Adjustments related to terminated and unused data centre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centres, which were never developed and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres are not reflective of our business activities and our ongoing operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

We define Recurring revenue as revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

We believe Adjusted EBITDA and Recurring revenue provide useful supplemental information to investors regarding our ongoing operational performance. These measures help us and our investors evaluate the ongoing operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance.

Press Release, 2 August 2018

Management also believes the use of Adjusted EBITDA facilitates comparisons between us and other data centre operators (including other data centre operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA is also a relevant measure used in the financial covenants of our revolving credit facility and our 4.75% Senior Notes due 2025.

A reconciliation from net income to Adjusted EBITDA is provided in the tables attached to this press release. Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

We present constant currency information for revenue to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting constant currency information for revenue provides useful supplemental information to investors regarding our ongoing operational performance because it helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of acquisitions and currency exchange rates.

Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share

We define Adjusted net income as net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

Press Release, 2 August 2018

•

Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the ongoing operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

•

Adjustments related to capitalised interest – under IFRS, we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net income. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

In certain circumstances, we may also adjust for items that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, costs related to refinancing, litigation gains and losses or windfall gains and losses.

Management believe that the exclusion of certain items listed above provides useful supplemental information to net income to aid investors in evaluating the operating performance of our business and comparing our operating performance with other data centre operators and infrastructure companies. We believe the presentation of Adjusted net income, when combined with net income prepared in accordance with IFRS, is beneficial to a complete understanding of our performance. A reconciliation from reported net income to Adjusted net income is provided in the tables attached to this press release.

Adjusted basic earnings per share and Adjusted diluted earnings per share amounts are determined on Adjusted net income.

Cash generated from operations

Cash generated from operations is defined as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believe that the exclusion of these items provides useful supplemental information to net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business.

Press Release, 2 August 2018

Management’s outlook for 2018 included in this press release includes a range for expected Adjusted EBITDA, a non-IFRS financial measure, which excludes items that management believes are not representative of our operating performance. These items include, but are not limited to, depreciation and amortisation, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions, adjustments related to terminated and unused data centre sites, and other significant items that currently cannot be predicted. The exact amount of these items is not currently determinable but may be significant. Accordingly, the company is unable to provide equivalent reconciliations from the corresponding forward-looking IFRS measures to expected Adjusted EBITDA.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 50 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications. With over 700 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 2 August 2018

[1]

Recurring revenue is revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

[2]

Adjusted net income (or ‘Adjusted earnings’) and Adjusted EBITDA are non-IFRS figures intended to adjust for certain items and are not measures of financial performance under IFRS. Complete definitions can be found in the “Non-IFRS Financial Measures” section in this press release. Reconciliations of net income to Adjusted EBITDA and net income to Adjusted net income can be found in the financial tables later in this press release.

[3]

Capital expenditures, including intangible assets, represent payments to acquire property, plant, equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

[4]

We present constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. For purposes of calculating Revenue on a constant currency basis, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period. The reconciliation of total revenue growth to total revenue growth on a constant currency basis, is as follows:

Three months ended 30 June 2018	Year-on-year	Sequential
Reported total revenue growth	14.9%	3.7%
Add back: impact of foreign currency translation	0.9%	0.1%

Total revenue growth on an organic constant currency basis	15.8%	3.8%

[5]	We define Cash generated from operations as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts.
[6]	Totals from the end of 1Q 2018 include 2,300 sqm of equipped space and 1,300 sqm of revenue generating space from Interxion Science Park. 2Q 2017 excludes the impact of Interxion Science Park.

Press Release, 2 August 2018

INTERXION HOLDING NV

CONDENSED CONSOLIDATED INCOME STATEMENTS

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30 2018	Jun-30 2017(a)	Jun-30 2018	Jun-30 2017(a)
Revenue	138,824	120,823	272,660	234,773
Cost of sales	(53,701)	(47,926)	(106,398)	(92,021)

Gross Profit	85,123	72,897	166,262	142,752
Other income	—	—	86	27
Sales and marketing costs	(9,601)	(8,285)	(18,309)	(16,210)
General and administrative costs	(49,250)	(40,310)	(94,894)	(78,421)

Operating income	26,272	24,302	53,145	48,148
Net finance expense	(22,895)	(10,920)	(34,299)	(21,207)

Profit or loss before income taxes	3,377	13,382	18,846	26,941
Income tax expense	(2,795)	(3,727)	(6,608)	(7,027)

Net income	582	9,655	12,238	19,914

Basic earnings per share(b): (€)	0.01	0.14	0.17	0.28
Diluted earnings per share(c): (€)	0.01	0.13	0.17	0.28

Number of shares outstanding at the end of the period (shares in thousands)	71,609	71,060	71,609	71,060
Weighted average number of shares for Basic EPS (shares in thousands)	71,481	71,035	71,455	70,907
Weighted average number of shares for Diluted EPS (shares in thousands)	71,946	71,688	71,902	71,546

			As at
Capacity metrics			Jun-30 2018	Jun-30 2017
Equipped space (in square meters)(d)			132,600	117,000
Revenue generating space (in square meters)(d)			106,200	95,000
Utilisation rate			80%	81%

(a)

Certain comparative figures for the three months and six months ended 30 June 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 consolidated financial statements as included in our 20-F, filed with the SEC on 30 April 2018, and note 12 of our Condensed Consolidated Interim Financial Statements, filed with the SEC under a 6-K on 2 August 2018.

(b)	Basic earnings per share are calculated as net income divided by the weighted average number of shares for Basic EPS.
(c)	Diluted earnings per share are calculated as net income divided by the weighted average number of shares for Diluted EPS.
(d)

Totals from the end of 1Q 2018 include 2,300 sqm of equipped space and 1,300 sqm of revenue generating space from Interxion Science Park. 2Q 2017 square meters exclude the impact of Interxion Science Park.

Press Release, 2 August 2018

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: SEGMENT INFORMATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30 2018	Jun-30 2017(a)	Jun-30 2018	Jun-30 2017(a)
Consolidated
Recurring revenue	131,709	113,427	258,671	221,702
Non-recurring revenue	7,115	7,396	13,989	13,071

Revenue	138,824	120,823	272,660	234,773

Net income	582	9,655	12,238	19,914
Net income margin	0.4%	8.0%	4.5%	8.5%

Operating income	26,272	24,302	53,145	48,148
Operating income margin	18.9%	20.1%	19.5%	20.5%

Adjusted EBITDA	63,431	54,313	124,306	105,650

Gross profit margin	61.3%	60.3%	61.0%	60.8%

Adjusted EBITDA margin	45.7%	45.0%	45.6%	45.0%

Total assets	1,975,113	1,589,211	1,975,113	1,589,211
Total liabilities	1,361,149	1,015,136	1,361,149	1,015,136
Capital expenditure, including intangible assets(b)	(120,515)	(56,441)	(216,709)	(111,198)

France, Germany, the Netherlands, and the UK
Recurring revenue	87,317	74,183	170,771	144,181
Non-recurring revenue	4,196	4,688	8,653	8,070

Revenue	91,513	78,871	179,424	152,251
Operating income	30,311	24,784	57,946	48,770
Operating income margin	33.1%	31.4%	32.3%	32.0%

Adjusted EBITDA	51,388	43,115	99,366	83,284

Gross profit margin	63.2%	62.0%	62.2%	61.9%

Adjusted EBITDA margin	56.2%	54.7%	55.4%	54.7%

Total assets	1,360,299	1,130,979	1,360,299	1,130,979
Total liabilities	269,553	231,445	269,553	231,445
Capital expenditure, including intangible assets(b)	(82,556)	(40,753)	(153,130)	(75,819)

Rest of Europe
Recurring revenue	44,392	39,244	87,900	77,521
Non-recurring revenue	2,919	2,708	5,336	5,001

Revenue	47,311	41,952	93,236	82,522

Operating income	18,643	16,445	38,242	33,155
Operating income margin	39.4%	39.2%	41.0%	40.2%

Adjusted EBITDA	27,171	24,041	54,742	47,695

Gross profit margin	65.0%	65.2%	66.3%	66.0%

Adjusted EBITDA margin	57.4%	57.3%	58.7%	57.8%

Total assets	443,999	379,372	443,999	379,372
Total liabilities	83,303	82,176	83,303	82,176
Capital expenditure, including intangible assets(b)	(29,805)	(13,635)	(52,472)	(29,852)

Corporate and other
Operating income	(22,682)	(16,927)	(43,043)	(33,777)

Adjusted EBITDA	(15,128)	(12,843)	(29,802)	(25,329)

Total assets	170,815	78,860	170,815	78,860
Total liabilities	1,008,293	701,515	1,008,293	701,515
Capital expenditure, including intangible assets(b)	(8,154)	(2,053)	(11,107)	(5,527)

(a)

Certain comparative figures for the three months and six months ended 30 June 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 consolidated financial statements as included in our Form 20-F, filed with the SEC on 30 April 2018, and note 12 of our Condensed Consolidated Interim Financial Statements, filed with the SEC under a Form 6-K on 2 August 2018.

(b)

Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the condensed consolidated statements of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 2 August 2018

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED EBITDA RECONCILIATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30 2018	Jun-30 2017(a)	Jun-30 2018	Jun-30 2017(a)
Reconciliation to Adjusted EBITDA

Consolidated

Net income	582	9,655	12,238	19,914
Income tax expense	2,795	3,727	6,608	7,027

Profit before taxation	3,377	13,382	18,846	26,941
Net finance expense	22,895	10,920	34,299	21,207

Operating income	26,272	24,302	53,145	48,148
Depreciation and amortisation	32,191	27,209	61,750	51,392
Share-based payments	3,927	2,246	7,249	4,808
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(b)	1,041	556	2,248	1,329
Items related to terminated or unused data centre sites:
Items related to sub-leases on unused data centre sites(c)	—	—	(86)	(27)

Adjusted EBITDA(d)	63,431	54,313	124,306	105,650

France, Germany, the Netherlands, and the UK

Operating income	30,311	24,784	57,946	48,770
Depreciation and amortisation	20,818	18,097	40,903	33,996
Share-based payments	259	234	603	545
Items related to terminated or unused data centre sites:
Items related to sub-leases on unused data centre sites(c)	—	—	(86)	(27)

Adjusted EBITDA(d)	51,388	43,115	99,366	83,284

Rest of Europe

Operating income	18,643	16,445	38,242	33,155
Depreciation and amortisation	8,223	7,382	15,971	14,340
Share-based payments	305	214	529	200

Adjusted EBITDA(d)	27,171	24,041	54,742	47,695

Corporate and Other

Operating income	(22,682)	(16,927)	(43,043)	(33,777)
Depreciation and amortisation	3,150	1,730	4,876	3,056
Share-based payments	3,363	1,798	6,117	4,063
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(b)	1,041	556	2,248	1,329

Adjusted EBITDA(d)	(15,128)	(12,843)	(29,802)	(25,329)

(a)

Certain comparative figures for the three months and six months ended 30 June 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 consolidated financial statements as included in our Form 20-F, filed with the SEC on 30 April 2018, and note 12 of our Condensed Consolidated Interim Financial Statements, filed with the SEC under a Form 6-K on 2 August 2018.

(b)

“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.

(c)	“Items related to sub-leases on unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as “Other income”.
(d)

“Adjusted EBITDA” is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for more information, including why we believe Adjusted EBITDA is useful, and the limitations on the use of Adjusted EBITDA.

Press Release, 2 August 2018

INTERXION HOLDING NV

CONDENSED CONSOLIDATED BALANCE SHEET

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	Jun-30 2018	Dec-31 2017
Non-current assets
Property, plant and equipment	1,492,495	1,342,471
Intangible assets	61,872	60,593
Goodwill	38,900	38,900
Deferred tax assets	29,439	24,470
Other investments	4,731	3,693
Other non-current assets	18,338	13,674

	1,645,775	1,483,801
Current assets
Trade receivables and other current assets	195,775	179,786
Cash and cash equivalents	133,563	38,484

	329,338	218,270

Total assets	1,975,113	1,702,071

Shareholders’ equity
Share capital	7,160	7,141
Share premium	547,549	539,448
Foreign currency translation reserve	984	2,948
Hedging reserve, net of tax	(173)	(169)
Accumulated profit	58,444	47,360

	613,964	596,728
Non-current liabilities
Other non-current liabilities	19,536	15,080
Deferred tax liabilities	23,192	21,336
Borrowings	1,077,900	724,052

	1,120,628	760,468
Current liabilities
Trade payables and other current liabilities	228,677	229,878
Income tax liabilities	7,371	6,237
Borrowings	4,473	108,760

	240,521	344,875

Total liabilities	1,361,149	1,105,343

Total liabilities and shareholders’ equity	1,975,113	1,702,071

Press Release, 2 August 2018

INTERXION HOLDING NV

NOTES TO THE CONDENSED CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	Jun-30 2018	Dec-31 2017
Borrowings net of cash and cash equivalents

Cash and cash equivalents	133,563	38,484

4.75% Senior Notes due 2025(a)	983,368	—
6.00% Senior Secured Notes due 2020(b)	—	628,141
Mortgages	48,199	53,640
Financial leases	50,806	51,127
Borrowings under our Revolving Facilities	—	99,904

Borrowings excluding Revolving Facility deferred financing costs	1,082,373	832,812

Revolving Facility deferred financing costs(c)	(2,604)	(204)

Total borrowings	1,079,769	832,608

Borrowings net of cash and cash equivalents	946,206	794,124

(a)	€1,000 million 4.75% Senior Notes due 2025 are shown after deducting commissions, offering fees and expenses.
(b)

€625 million 6.00% Senior Secured Notes due 2020 included a premium on additional issuances and are shown after deducting underwriting discounts and commissions, offering fees and expenses. The Senior Secured Notes were redeemed with a portion of the proceeds from the issuance of the 4.75% Senior Notes due 2025.

(c)

Deferred financing costs of €2.6 million as of 30 June 2018 were incurred in connection with the €200 million Senior Unsecured Revolving Credit Facility, entered into on 18 June 2018. Deferred financing costs of €0.2 million as of 31 December 2017 were incurred in connection with the €100 million Senior Secured Revolving Facility, which was repaid in 2018.

Press Release, 2 August 2018

INTERXION HOLDING NV

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30 2018	Jun-30 2017(a)	Jun-30 2018	Jun-30 2017(a)
Net income	582	9,655	12,238	19,914
Depreciation and amortisation	32,191	27,209	61,750	51,392
Share-based payments	3,646	2,215	6,863	3,809
Net finance expense	22,895	10,920	34,299	21,207
Income tax expense	2,795	3,727	6,608	7,027

	62,109	53,726	121,758	103,349
Movements in trade receivables and other assets	(13,858)	(16,191)	(20,055)	(13,388)
Movements in trade payables and other liabilities	6,858	3,051	11,486	13,581

Cash generated from / (used in) operations	55,109	40,586	113,189	103,542
Interest and fees paid(b)	(18,600)	(2,462)	(38,831)	(20,912)
Interest received	—	8	—	(53)
Income tax paid	(4,893)	(2,474)	(8,166)	(5,305)

Net cash flows from / (used in) operating activities	31,616	35,658	66,192	77,272
Cash flows from / (used in) investing activities
Purchase of property plant and equipment	(117,534)	(53,399)	(211,751)	(106,322)
Financial investments - deposits	114	(148)	280	(366)
Acquisition InterXion Science Park B.V.	—	—	—	(77,517)
Purchase of intangible assets	(2,981)	(3,042)	(4,958)	(4,876)
Loans provided	(834)	(1,341)	(1,251)	(1,341)

Net cash flows from / (used in) investing activities	(121,235)	(57,930)	(217,680)	(190,422)
Cash flows from / (used in) financing activities
Proceeds from exercised options	1,186	541	1,257	4,088
Repayment of mortgages	(4,948)	(872)	(5,496)	(1,420)
Proceeds from revolving credit facilities	69,376	—	148,814	74,775
Repayment of revolving facilities	(250,724)	—	(250,724)	(30,000)
Proceeds 4.75% Senior Notes	990,000	—	990,000	—
Repayment 6.00% Senior Secured Notes	(634,375)	—	(634,375)	—
Transaction costs 4.75% Senior Notes	(1,192)	—	(1,192)	—
Transaction costs 2018 revolving credit facility	(1,636)	—	(1,636)	—

Net cash flows from / (used in) financing activities	167,687	(331)	246,648	47,443
Effect of exchange rate changes on cash	159	(695)	(81)	(943)

Net increase / (decrease) in cash and cash equivalents	78,227	(23,298)	95,079	(66,650)
Cash and cash equivalents, beginning of period	55,336	72,541	38,484	115,893

Cash and cash equivalents, end of period	133,563	49,243	133,563	49,243

(a)

Certain comparative figures for the three months and six months ended 30 June 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 consolidated financial statements as included in our Form 20-F, filed with the SEC on 30 April 2018, and note 12 of our Condensed Consolidated Interim Financial Statements, filed with the SEC under a Form 6-K on 2 August 2018.

(b)	Interest and fees paid is reported net of cash interest capitalized, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 2 August 2018

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED NET INCOME RECONCILIATION

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30 2018	Jun-30 2017(a)	Jun-30 2018	Jun-30 2017(a)
Net income - as reported	582	9,655	12,238	19,914

Add back
+ Charges related to termination of financing arrangements(b)	11,171	—	11,171	—
+ M&A transaction costs	1,041	556	2,248	1,329

	12,212	556	13,419	1,329
Reverse
- Interest capitalised	(1,181)	(853)	(2,065)	(1,765)

	(1,181)	(853)	(2,065)	(1,765)

Tax effect of above add backs & reversals	(2,758)	74	(2,839)	109

Adjusted net income	8,855	9,432	20,753	19,587

Reported basic EPS: (€)	0.01	0.14	0.17	0.28
Reported diluted EPS: (€)	0.01	0.13	0.17	0.28

Adjusted basic EPS: (€)	0.12	0.13	0.29	0.28
Adjusted diluted EPS: (€)	0.12	0.13	0.29	0.27

(a)

Certain comparative figures for the three months and six months ended 30 June 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 consolidated financial statements as included in our Form 20-F, filed with the SEC on 30 April 2018, and note 12 of our Condensed Consolidated Interim Financial Statements, filed with the SEC under a Form 6-K on 2 August 2018.

(b)	These charges relate to the repayment of our 6.00% Senior Secured Notes due 2020 and the termination of our revolving credit facility agreements.

Press Release, 2 August 2018

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 2 August 2018

with Target Open Dates after 31 March 2018

Market	Project	CAPEX (a)(b) (€ million)	Equipped Space (a) (sqm)	Schedule
Amsterdam	AMS8: Phases 3 - 6	63	5,300	4Q 2018 - 1Q 2019 (c)
Amsterdam	AMS9: Phase 2	8	500	4Q 2018
Amsterdam	AMS10: Phases 1 - 2	128	6,800	4Q 2019 - 1Q 2020 (d)
Copenhagen	CPH2: Phases 3 - 5	18	1,500	2Q 2018 - 2Q 2019 (e)
Dublin	DUB3: Phases 3 - 4	17	1,200	2Q 2018
Frankfurt	FRA13: Phases 1 - 2 New Build	90	4,900	4Q 2018 - 1Q 2019 (f)
Frankfurt	FRA14: Phases 1-2 New Build	76	4,600	3Q 2019 - 4Q 2019 (g)
London	LON3: New Build	35	1,800	3Q 2018 - 4Q 2018 (h)
Madrid	MAD3: New Build	44	2,500	2Q 2019 (i)
Marseille	MRS2: Phase 2 - 3	47	2,600	2Q 2018 - 2Q 2019 (j)
Paris	PAR7.2: Phase B (cont.) - C	47	2,500	2Q 2018 -1Q 2019 (k)
Stockholm	STO5: Phases 2 -3	19	1,200	1Q 2018 - 1Q 2019 (l)
Vienna	VIE2: Phase 7 - 9	94	4,300	4Q 2017 - 4Q 2020 (m)
Total		€686	39,700

(a)	CAPEX and Equipped space are approximate and may change. Figures are rounded to nearest 100 sqm unless otherwise noted. Totals may not add due to rounding.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	AMS8: Phases 3 and 4 (1,300 sqm each) are scheduled to open in 4Q 2018; phases 5 and 6 (1,300 sqm each) are scheduled to open in 1Q 2019.
(d)	AMS10: Phase 1 (2,700 sqm) is scheduled to open in 4Q 2019; phase 2 (4,100 sqm) is scheduled to open in 1Q 2020.
(e)	CPH2: Phases 3 and 4 (900 sqm total) became operational in 2Q 2018; phase 5 (600 sqm) is scheduled to open in 2Q 2019.
(f)	FRA13: Phase 1 (2,300 sqm) is scheduled to become operational in 4Q 2018; phase 2 (2,600 sqm) is scheduled to become
(g)	FRA14: Phase 1 (2,400 sqm) is scheduled to open in 3Q 2019; phase 2 (2,200 sqm) is scheduled to open in Q4 2019.
(h)	LON3: 900 square metres is scheduled to become operational in 3Q 2018; another 900 square metres is scheduled to become operational in 4Q 2018.
(i)	MAD3: Capex total for MAD3 includes land purchase price.
(j)	MRS2: 400 square metres became operational in 2Q 2018; 300 meters is scheduled to become operational in 3Q 2018; another 1,900 square metres is scheduled to become operational in 2Q 2019.
(k)	PAR7.2: Phase B (cont.) (500 sqm) became operational in 2Q 2018; Phase C (2,000 sqm) is scheduled to become operational in 1Q 2019.
(l)	STO5: Phases 2-3 - 100 sqm became operational in 1Q 2018; 300 sqm became operational in 2Q 2018; 800 sqm is scheduled to become operational in 1Q 2019.
(m)

VIE2: 1,000 square metres became operational in 4Q 2017 through 2Q 2018; 900 square metres is scheduled to become operational in 4Q 2018; 700 square metres is scheduled to become operational in 2Q 2019; 1,000 sqm scheduled to open in 3Q 2019; and 700 sqm scheduled to open in 4Q 2020.